SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated March 1, 2007, entitled " BLYVOORUITZICHT GOLD MINING
        COMPANY LIMITED ILLEGAL STRIKERS RETURN TO WORK"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 2, 2007   By: /s/ Themba Gwebu
                                                        Name: Themba Gwebu
                                                        Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ILLEGAL STRIKERS RETURN TO WORK

Workers at DRDGOLD's Blyvooruitzicht mine near Carletonville, who embarked on illegal strike action for the second time in two weeks at the start of the night shift on Tuesday, 27 February 2007, returned to work at the start of the night shift last night, 28 February 2007. Attendance at both last night's night shift and the day shift today, 1 March 2007, were normal.

The return to work follows Commission for Conciliation, Mediation and Arbitration-facilitated agreements between management and the National Union of Mineworkers ("NUM") on issues relating to leave pay and job grading allowances for rock drill operators and underground operators.

NUM have also given an undertaking to make up for shifts lost during the illegal stay-away.

Johannesburg

01 March 2007